6th September 2022

Alterola Biotech Inc.

Division of Corporation Finance 47 Hamilton Square

Office of Life Sciences Birkenhead

United States Securities and Exchange Commission Merseyside

Washington D.C. CH41 5AR

USA United Kingdom

Dear Sirs

Re: ALTEROLA BIOTECH INC. - Form 10-K for the Year Ended March 31, 2022

File No. 333-156091

Thank you for your letter dated 01 August 2022 with regard to the Company’s submitted Form 10-K for the Year Ended March 31, 2022. We have addressed of you queries below in turn.

1.	“Results of Operations for the Years Ended March 31, 2022 and 2021, page 33

1.  Certain amounts in your results of operations discussion are not the same as the amounts reported on your statements of operations. For example, your statement of operations reflects $2.4 million of research and development expenses, whereas your discussion refers to $.3 million. Please revise as necessary. It also appears there was a significant increase in your research and development expenses in fiscal 2022.

Please provide more details about your research and development expenses for each period presented, including but not limited to quantification by product/program, as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such. In addition, disclose the specific reasons for significant changes in research and development expenses as well as other expenses each period.

Refer to Item 303 of Regulation S-K.”

Response:

We note that there is an error here which has arisen from an erroneous label in 2 rows in the table in F3. The $2,432,210 figure has wrongly been labelled as “Research & Development” when in fact it should be labelled “Professional Fees”. The next row has been labelled as “Professional Fees” when in fact it should be “Research & Development” with a value of $341,286.

The R & D costs were incurred mainly across 3 broad areas:

1.	Licence for patent and know-how (Nano 4 M)

This relates to the company’s formulation development of Active Pharmaceutical Ingredients (API) for its lead pharmaceutical programs.

2.	Protein Technologies/ Bright Bio/ Equipped 4.

This relates to the company’s research into production of cannabinoids by biosynthesis (as opposed to botanical production by growing plants). The company has genetically modified an organism to produce cannabinoids by fermentation (similar to methodology used for the production of antibiotics).

3.	Apex Molecular Ltd

The company has a number of pharmaceutical development programs using both novel and natural molecules. The company employs third party chemistry / contract manufacturing companies (such a Apex Molecular Ltd) to synthesize and purify these compounds for their pharmaceutical development programs.

2.	“Report of Independent Registered Public Accounting Firm, page F-1

2.  We note that the auditors' report is dated June 10, 2021, which is before the end of the period being audited. Please amend your filing to include an appropriately dated audit report.

Response:

The date of the Auditor’s Report has been corrected to be June 10, 2022.

3.	“Note 2 - Summary of Significant Accounting Policies, page F-6

3.  Please disclose your accounting policies for research and development expenses and intellectual property intangible assets. With reference to the nature of the intellectual property acquired as disclosed on page 3, please address how you determined there is an alternative future use for these assets, such that it was appropriate to capitalize the cost of these assets. Refer to ASC 730-10-25- 2(c).”

Response:

We have added the following disclosures to our accounting policies for the annual period:

Research and Development

We engage in a variety of research and development activities to develop our technologies and work towards development of a saleable product. When it is determined that the research and development products we are creating have reached a point where saleable products are possible, these amounts are capitalized. As of March 31, 2022 and 2021, there was no capitalized research and development costs.

Other Intangible Assets

We have recorded the assets acquired as part of the C2 Wellness acquisition as Indefinite-lived intangible assets. Indefinite-lived intangible assets recorded are not amortized and, as a result, are assessed for impairment at least annually, using either a qualitative or quantitative process. We performed this annual assessment at year end March 31, 2022, noting no factors indicating possible impairment of intangible assets recognized.

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The assets acquired from C2 Wellness Corporation included the following technologies and intellectual property:

•	Novel cannabinoid molecules and their associated intellectual property
•	Novel cannabinoid pro-drugs, and their associated intellectual property
•	Novel proprietary cannabinoid formulations, designed to target lymphatic delivery, and their associated intellectual property;
•	Novel proprietary nano-encapsulated cannabinoid formulations, in self dissolving polymers, and their associated intellectual property; and
•	Cannabinoids and cannabinoid pro-drug formulations for topical ocular delivery, and their associated intellectual property.

These technologies are complimentary to the existing main pipeline assets of the Company, in that these new assets may be used as pipeline assets in their own right (to be developed for various conditions / diseases), or may improve the drug delivery of the Company’s existing main pipeline assets, or their ability to be protected by intellectual property. For example, one technology may enable the generation of new novel (patentable) molecules from molecules which currently may not be patentable.

For example, by applying the technology to existing (known) cannabinoids, new cannabinoid molecules may be created (different chemical structures).

As these technologies have the potential to be developed into successful medicines in a given disease , or the technology applied to other pipeline assets to increase their patentability and value, it is possible to attribute a future capital cost to these assets (if developed and appropriately approved by the appropriate Regulatory Authorities) in a given condition / disease, discounted for their early stage of development. Hence the costs of acquiring these assets has been treated as a capitalizable cost, rather than as an intangible asset, as there was a defined capital cost to acquiring these technologies. As the potential value of a pharmaceutical pipeline assets is potentially worth billions of dollars, acquiring the C2 Wellness assets for a total of $12 million US dollars is a small price to pay for something which may in time, be of great therapeutic value.

“4. Note 6 - Capital Stock, page F-9

4.  We note that on October 29, 2021, you issued 7,500,000 shares of stock in exchange for services provided by EMC2 Capital. The shares were issued at fair value on the date of exchange. Based on the expense recognized, the fair value per share corresponded to the October 29, 2021, $.32 trading price of your stock. We further note that pursuant to the asset purchase agreement dated November 9, 2021, you acquired certain intellectual property rights of C2 Wellness Corp. In exchange for the assets, you issued 24,000,000 shares of common stock valued at $0.50 per share. Please explain, with reference to the appropriate authoritative literature, why the shares issued in connection with the asset purchase agreement were not valued at the November 9, 2021 trading price of $.34 per share.”

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Response:

The EMC2 Capital share issuance and the share issuance for the acquisition of assets and intellectual property are two distinct issuances over 2 different periods of time.

The EMC2 Capital share issuance was done at the market price of $0.32 on the date of the transaction, following SEC approval of the S1 Registration.

With regard to the purchase of the C2 Wellness assets, the Company commenced discussions with C2 Wellness many weeks before the completion of the acquisition.

Unfortunately the Company’s share price had been the victim of shorting in the negotiation period with C2 Wellness Corp. and so there was huge variation / volatility in the Company’s share price during the negotiation period:

•	On 28 September 2021, the Company share price was $1.36
•	On 06 October 2021, the Company share price opened and closed at $2.50
•	On 13 October 2021, the Company share price opened at $1.44 and closed at $0.38
•	On 20 October 2021, the Company share price opened at $0.34 and closed at $0.32
•	On 08 November 2021, the Company share price opened at $0.33 and closed at $0.33

As a result it was very difficult to attribute a fair value to the share price and the transaction, as the price fluctuated significantly during the negotiation period – and so it was agreed to fix a price for the deal at $0.50 per share.

Thus 24 million shares were issued for the asset purchase, at a value of $0.50 per share, resulting in a value for the transaction of $12 million US dollars.

“5. Note 6 - Capital Stock, page F-9

We note that you allocated the fair value of the 24,000,000 shares in connection with the asset purchase agreement to the intangible assets acquired. We also note, as indicated in the audit report, that the prior owners of C2 Wellness Corporation "stayed on and are working as consultants for the company." In addition, Section 2.2 of the Asset Purchase Agreement presented in Exhibit 2.3 indicates that 3,000,000 shares issued to Dr. Prasad will be cancelled if the parties do not find ground for a collaborative agreement. Please explain why you did not recognize a portion of the 24,000,000 shares issued to the prior owners of C2 Wellness Corporation as compensatory, separate and apart from the asset acquired. Please provide the authoritative literature that supports your accounting.”

Response:

The main pharmaceutical development assets of the company are not the C2 Wellness assets. The C2 Wellness assets are complimentary to the other “main” pharmaceutical assets of the Company. As the Company has yet to be raise the capital necessary to develop its pharmaceutical pipeline assets in the way that would have hoped to date, the Company has not yet signed a Consultancy Agreement with Dr Prasad. As such, there was not any separate consideration/indication of the 3,000,000 shares separate from the issuance of the 24,000,000. Further, it is noted that the company’s intention is to develop the asset within the Company’s development pipeline as and when the Company has funds to do so. Dr. Prasad has indicated to the company willingness to wait for funding to proceed with any further work. As a result, at this time, the Company does not believe it is appropriate to cancel 3 million of Dr. Prasad’s shares as there has not been any services provided related to the agreement. For clarity, there was no compensatory element contained in the price for the 24,000,000 shares, which was exclusively for the asset. The clawback clause was to ensure the sellers co-operation in developing a small aspect of that asset at a later date. There is no reason at this point to believe that co-operation will not be forthcoming. The accounting treatment in capitalizing the full amount is correct.

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We hope that this adequately addresses your queries. Should you require anything further, please do not hesitate to contact me.

Yours sincerely

/s/ Timothy Rogers

Timothy Rogers

Executive Chairman

Alterola Biotech Inc.

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